UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CHIJET MOTOR COMPANY, INC. CLOSED $11.0 MILLION REGISTERED DIRECT OFFERING

On November 24, 2025, Chijet Motor Company, Inc. (the “Company”) entered into a placement agency agreement (“Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”) as the sole placement agent (the “Placement Agent”) and a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors named therein in connection with the offer and sale of (i) 1,311,855 Class A ordinary shares, par value US$0.3 per share (the “Class A Ordinary Shares”), at an offering price of US$1.30 per share; and (ii) pre-funded warrants (each a “Pre-funded Warrant” and collectively, the “Pre-funded Warrants”) to purchase up to 7,149,675 Class A Ordinary Shares (together, the “Offering”) at an exercise price of $0.001 per share, at an offering price of US$1.299 each. Pursuant to the Placement Agency Agreement, the Company also agreed to issue to the Placement Agent certain warrants to purchase up to 423,077 Class A Ordinary Shares as a portion of the compensation payable to the Placement Agent in connection with this Offering (the “Placement Agent Warrants”). Gross proceeds, before deducting placement agent fees and other Offering expenses, are expected to be approximately $11.0 million.

Concurrently with the execution of the Securities Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s Class A Ordinary Shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Class A Ordinary Shares which are or will be beneficially owned by them for forty five (45) days following the closing of the Offering.

The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds raised in the Offering, in addition to the issuance of the Placement Agent Warrants. The Company also agreed to reimburse the Placement Agent reasonable out-of-pocket actual expenses of up to $50,000.

Upon satisfaction of customary closing conditions, the Offering was consummated on November 25, 2025.

Copies of the form of the Securities Purchase Agreement, the form of Pre-funded Warrant, the form of Placement Agent Warrant, the form of Lock-Up Agreement and the form of Placement Agency Agreement are furnished hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Securities Purchase Agreement, the Pre-funded Warrants, the Lock-Up Agreement and the Placement Agency Agreement are subject to, and qualified in their entirety by, such documents.

The Class A Ordinary Shares and Pre-funded Warrants are offered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-281314) previously filed with the United States Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on August 16, 2024. A prospectus supplement relating to the securities was filed by the Company with the SEC on November 25, 2025.

A copy of the legal opinion issued by the Company’s Cayman Islands counsel Harney Westwood & Riegels is attached hereto as Exhibit 5.1.

Exhibits Index

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels
99.1	Form of Securities Purchase Agreement, dated November 24, 2025 by and among Chijet Motor Company, Inc. and certain purchasers thereto
99.2	Form of Pre-funded Warrant
99.3	Form of Placement Agent Warrant
99.4	Form of Lock-up Agreements
99.5	Form of Placement Agency Agreement, dated November 24, 2025 by and between Chijet Motor Company, Inc. and Maxim Group LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2025

Chijet Motor Company, Inc.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer